Verizon Communications Inc.

140 West Street

New York, New York 10007

December 10, 2013

VIA EDGAR

Mr. Larry Spirgel

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Verizon Communications Inc.
Registration Statement on Form S-4
File No. 333-191628

Dear Mr. Spirgel:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Verizon Communications Inc. (the “Registrant”) respectfully requests acceleration of effectiveness of the above-captioned Registration Statement so that it may become effective on Tuesday, December 10, 2013 at 2:00 p.m., Eastern Time, or as soon as possible thereafter.

In connection with the foregoing request, the Registrant hereby acknowledges the following:

•	Should the U.S. Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Registrant may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions regarding this request to Daniel A. Neff or Steven A. Rosenblum of Wachtell, Lipton, Rosen & Katz at (212) 403-1000 or by email at daneff@wlrk.com or sarosenblum@wlrk.com. Thank you for your continued assistance

Larry Spirgel

U.S. Securities and Exchange Commission

December 10, 2013

Sincerely,

VERIZON COMMUNICATIONS INC.

By:	/s/ William L. Horton, Jr.
Name:	William L. Horton, Jr.
Title:	Senior Vice President, Deputy General
Counsel and Corporate Secretary